Filed by Equifax do Brasil S.A.

(Commission File No. 132-00001)

pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Boa Vista Serviços S.A.

Equifax Signs Definitive Agreement to Acquire Boa Vista Serviços

Acquisition Will Expand Equifax International Footprint in Large, Fast-Growing Brazilian Market

ATLANTA, FEBRUARY 9, 2023 – Equifax® Inc. (NYSE: EFX) (“Equifax”) today announced a definitive agreement to acquire Boa Vista Serviços (BOAS3: SAO), the second largest credit bureau in Brazil. The agreement was approved by the Boa Vista Serviços Board of Directors for R$8.00 per share, implying an estimated total enterprise value of R$3,103 million, or USD$596 million based on a USD/BRL exchange rate of 5.2033 (PTAX as of February 8, 2023). This acquisition will expand Equifax’s capabilities in the large and fast-growing Brazilian market and offers Boa Vista Serviços access to Equifax’s expansive global capabilities and cloud-native data, products, decisioning and analytical technology for the rapid development of new products and services, and expansion into new industries.

“We’re energized to expand Equifax’s reach internationally with the acquisition of Boa Vista Serviços, and look forward to welcoming Boa Vista Serviços’ employees to our global team. This acquisition will mark an exciting new chapter for Equifax and Boa Vista Serviços customers that will bring powerful new insights to Brazilian lenders and service providers to help them better understand their customers and promote greater financial inclusion to meet the needs of the approximately 34 million unbanked or underbanked consumers in Brazil,” said Mark W. Begor, CEO of Equifax. “Strategic, bolt-on acquisitions are core to our EFX2025 growth priorities. Boa Vista Serviços is our 14th acquisition that Equifax has signed or completed in the past 24 months totaling $4.1 billion.”

Under the terms of the agreement, Equifax will offer all Boa Vista Serviços shareholders the option to receive (1) R$8.00 per share in cash, (2) R$7.20 in cash and 0.0008 of an EFX Brazilian Depository Receipt (“BDR”) representing an equivalent fraction of one share of Equifax common stock or (3) R$5.33 of Equifax do Brasil S.A. (“Equifax Brasil”) common shares and R$2.67 in either cash or 0.0027 of Equifax BDRs. This agreement represents an 89 percent premium to the closing stock price of Boa Vista Serviços on December 15, 2022, the last unaffected trading day prior to the issuance of the notice to the market by Boa Vista Serviços acknowledging receipt of the Equifax acquisition proposal, and a 185 percent premium to Boa Vista Serviços’ enterprise value based on such closing price on December 15, 2022. The agreement also represents a 65 percent premium to the volume weighted average trading price of Boa Vista Serviços for the 30 trading days ending on December 15.

In conjunction with the definitive agreement to acquire Boa Vista Serviços, Associação Comercial de São Paulo (“ACSP”), the largest shareholder of Boa Vista Serviços, has executed a voting agreement in support of the transaction. Combined, Equifax and ACSP currently have over 40 percent of the capital stock of Boa Vista Serviços and are aligned in completing the transaction. Additionally, ACSP has also entered into a 15-year agreement with Boa Vista Serviços to maintain its commercial relationship with Boa Vista Serviços, refrain from competing with the Boa Vista Serviços business and provide consulting and regulatory support services to Boa Vista Serviços.

Equifax maintains a unique understanding of global credit needs and is driving cloud-based innovation in consumer credit, commercial credit, and digital enablement that spans geographies. The company’s Equifax Cloud™ transformation enables Equifax to scale and adapt for the specific needs of the countries in which it operates. It further enables the sharing of learnings and strengths from each region to help other regions identify and execute effectively on new growth opportunities. The Equifax Cloud, combined with Equifax’s unique data assets, leading decisioning and analytical solutions, and Identity and Fraud solutions will help accelerate Boa Vista Serviços’s digital transformation and increase the scale of the Boa Vista Serviços business for continued success—meeting the evolving needs of both consumers and lenders in Brazil.

The initial Equifax offer to acquire Boa Vista Serviços was announced on December 19, 2022. The transaction is subject to Boa Vista Serviços’s shareholder approval and other customary closing conditions and is expected to be completed sometime in the second quarter of 2023, at which time the company will become a subsidiary of Equifax Brasil. The acquisition is not anticipated to have a material impact on 2023 Equifax financial results.

BofA Securities is serving as financial advisor to Equifax, and Hogan Lovells US LLP and Machado Meyer Advogados are acting as legal counsels to Equifax.

FORWARD-LOOKING STATEMENTS

This release contains forward-looking statements and forward-looking information. All statements that address operating performance and events or developments that we expect or anticipate will occur in the future, including statements relating to our ability to consummate the proposed transaction with Boa Vista Serviços, the ability of Boa Vista Serviços to receive shareholder approval and satisfy other closing conditions, the expected financial and operational benefits, synergies and growth from the proposed transaction and our ability to integrate Boa Vista Serviços and its products, services, technologies, IT systems and personnel into our operations, and similar statements about our outlook and our business plans are forward-looking statements. We believe these forward-looking statements are reasonable as and when made. However, forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from our historical experience and our present expectations or projections. These risks and uncertainties include, but are not limited to, those described in our 2021 Form 10-K and subsequent filings with the U.S. Securities and Exchange Commission (“SEC”). As a result of such risks and uncertainties, we urge you not to place undue reliance on any forward-looking statements. Forward-looking statements speak only as of the date when made. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

NO OFFER OR SOLICITATION

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended.

This press release is for informational purposes only and should not, under any circumstances, constitute, be interpreted or understood as an investment recommendation, nor as an offer to acquire any of the securities of Equifax or Equifax Brasil.

FILINGS WITH THE SEC

Equifax and Equifax Brasil plan to file a Registration Statement on Form S-4/F-4 with the SEC in connection with the transaction. The Form S-4/F-4 will contain a prospectus and other documents. The Form S-4/F-4, and prospectus will contain important information about Equifax, Equifax Brasil, Boa Vista Serviços, the transaction and related matters. Investors and shareholders of Boa Vista Serviços should read the prospectus and the other documents filed with the SEC in connection with the transaction carefully before they make any decision with respect to the transaction. The Form S-4/F-4 and the prospectus, and all other documents filed with the SEC in connection with the acquisition will be available when filed free of charge at the SEC’s web site at www.sec.gov. In addition, the prospectus and all other documents filed with the SEC in connection with the acquisition will be made available to investors free of charge by calling or writing to Equifax Inc., Attn: Office of Corporate Secretary, P.O. Box 4081, Atlanta, Georgia 30302, telephone (404) 885-8000.

ABOUT EQUIFAX INC.

At Equifax (NYSE: EFX), we believe knowledge drives progress. As a global data, analytics, and technology company, we play an essential role in the global economy by helping financial institutions, companies, employers, and government agencies make critical decisions with greater confidence. Our unique blend of differentiated data, analytics, and cloud technology drives insights to power decisions to move people forward. Headquartered in Atlanta and supported by more than 14,000 employees worldwide, Equifax operates or has investments in 24 countries in North America, Central and South America, Europe, and the Asia Pacific region. For more information, visit Equifax.com

FOR MORE INFORMATION:

Kate Walker for Equifax

mediainquiries@equifax.com